# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arbutus Biopharma Corp, CIK 0001447028
CUSIP: 03879J100
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 701 Veterans Circle, Warminster, Pennsylvania (PA), 18974
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0001144204-15-016451
Filed by CIK 0001635088
Persons authorized to receive notices and communications: Derek J. Dostal, Davis Polk & Wardwell LLP, 450 Lexington Ave, New York, New York (NY), 10017, (212) 450-4000

## Reporting persons
- Roivant Sciences Ltd. (CIK 0001635088): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 38,847,462; shared voting power 0; sole dispositive power 38,847,462; shared dispositive power 0; aggregate amount beneficially owned 38,847,462 (20.5% of the class)
  Comment: As of the date of this Amendment No. 12 to the Schedule 13D, Roivant Sciences Ltd. ("Roivant") beneficially owns 38,847,462 common shares, without par value ("Common Shares"), of Arbutus Biopharma Corporation (the "Issuer"). The percentage of outstanding Common Shares that may be deemed to be beneficially owned by Roivant is calculated based on an aggregate of 189,963,492 Common Shares issued and outstanding as of December 31, 2024, based on information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Arbutus Biopharma Corp
Address of issuer's principal executive offices: 701 Veterans Circle, Warminster, Pennsylvania (PA), 18974
Comment:
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 12 ("Amendment No. 12") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 16, 2015, as amended by Amendments No. 1 through 11, previously filed with the SEC (the "Schedule 13D") relating to the Common Shares, without par value (the "Common Shares"), of Arbutus Biopharma Corporation (the "Issuer"), which are beneficially owned by Roivant Sciences Ltd. ("Roivant" or the "Reporting Person"). This Amendment No. 12 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 12 is filed by Roivant, an exempted limited company incorporated under the laws of Bermuda. The principal business address of Roivant is 7th Floor, 50 Broadway, London SW1H 0DB, United Kingdom.

Roivant is a biopharmaceutical company that aims to improve the lives of patients by accelerating the development and commercialization of medicines that matter. Roivant's pipeline includes IMVT-1402 and batoclimab, fully human monoclonal antibodies targeting FcRn in development across several IgG-mediated autoimmune indications; brepocitinib, a potent small molecule inhibitor of TYK2 and JAK1 in development for the treatment of dermatomyositis, non-infectious uveitis and cutaneous sarcoidosis; and mosliciguat, an inhaled sGC activator in development for pulmonary hypertension associated with interstitial lung disease. We advance our pipeline by creating nimble subsidiaries or "Vants" to develop and commercialize our medicines and technologies. Beyond therapeutics, Roivant also incubates discovery-stage companies and health technology startups complementary to its biopharmaceutical business.
Residence or business address: The principal business address of Roivant, as the Reporting Person, and the Covered Persons is set forth in Item 2(a) above and in Exhibit 99.1, respectively.
Present principal occupation or employment: The principal business and principal business address of Roivant, as the Reporting Person, is set forth in Item 2(a) above. Additionally, the present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in Exhibit 99.1.
Criminal convictions in the last five years: During the last five years, Roivant has not been convicted, and to Roivant's knowledge, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Roivant has not been a party, and to Roivant's knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The place of organization of each of Roivant, as the Reporting Person, and the citizenship or place of organization, as applicable, of each of the Covered Persons is set forth in Item 2(a) above and Exhibit 99.1, respectively.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

To the extent required by Item 4, the information contained in Item 5 below is incorporated herein by reference.

Roivant currently holds 38,847,462 Common Shares.

Subject to applicable legal requirements, Roivant may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to Roivant's ownership of the Issuer's securities, other opportunities available to Roivant, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Roivant may dispose of all or a portion of its securities of the Issuer at any time. Roivant reserves the right to increase or decrease its holdings on such terms and at such times as it may decide.

Additionally, Roivant or subsidiaries of Roivant and the Issuer are party to several agreements, including a governance agreement and a registration rights agreement. Currently, Roivant has no plans in respect of these agreements that would involve transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D.

Roivant and its representatives are evaluating potential near-term changes to the composition of the board of directors and management of the Issuer. Roivant's representatives may also be engaged in discussions related to such potential changes in the board of directors and management of the Issuer with other shareholders of the Issuer.

Other than as described above, Roivant does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, Roivant may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Reporting Person (Roivant)

Roivant beneficially owns 38,847,462, or 20.5%, of the Common Shares and has sole voting and dispositive power over such Common Shares. Roivant disclaims beneficial ownership in all Common Shares reported herein, except to the extent of Roivant's respective pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows 7-10 of the cover page to this Amendment No. 12 for information regarding Roivant's power to vote or direct the vote and its power to dispose or direct the disposition of the Common Shares. Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant's knowledge, the Covered Persons do not beneficially own any Common Shares or have the right to acquire any Common Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment No. 12, Roivant has not effected and, to Roivant's knowledge, none of the Covered Persons has effected any transactions in the Common Shares since the last Schedule 13D/A was filed with the SEC on October 18, 2021.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Amendment No. 12, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Amendment No. 12 relates.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Covered Persons

## Signatures
- Roivant Sciences Ltd.: /s/ Keyur Parekh, Keyur Parekh, Authorized Signatory (02/18/2025)